[EDWARDS ANGELL PALMER & DODGE LLP LETTERHEAD]

February 23, 2006

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. H. Christopher Owings

Dear Mr. Owings:

On behalf of Beacon Power Corporation (the “Company”), this letter responds to the comments we have received from you pursuant to your letter dated February 8, 2006 to the attention of Mr. F. William Capp regarding a Beacon Power Corporation Registration Statement on Form S-3 filed December 8, 2005 (for which an Amendment No. 1 was filed on December 15, 2005 and an Amendment No. 2 was filed on January 23, 2006) (File No. 333-130207).

General

SEC COMMENT:

1.          We note your response to comment 1 in our letter dated January 6, 2006, where you stated that the selling shareholders’ right to purchase additional securities in the future “[d]oes not affect the shares already issued and now being registered.” Please provide further analysis to more fully discuss why the private placement was completed prior to filing the registration statement, given that the right to purchase additional securities arises from the same securities purchase agreement as the shares already issued and the right to purchase additional shares appears to represent more than an anti-dilution provision.

COMPANY RESPONSE:

The Company entered into the Securities Purchase Agreement to raise funds for working capital. The transactions contemplated by the Securities Purchase Agreement, including the issuance of stock and warrants, were completed on November 8, 2005, prior to filing the registration statement. The Securities Purchase Agreement contained a provision that granted the Purchasers the right to participate in one-half of a subsequent offering, should one occur before November 9, 2006. Any such participation will be at the sole election of the Purchaser. However, although in November 2005 the Company contemplated, and now also continues to contemplate, raising more capital, it did not then nor has it now established and implemented plans for any offering to raise additional capital. In particular, although the Company’s Board of Directors has discussed possible financing alternatives, the Company has neither engaged an investment banker, contacted or negotiated with potential investors, nor negotiated terms and conditions for such a financing. An additional offering, if any, may be at different terms than those in the financing concluded on November 8, 2005, including price, or involve different types of securities to be issued by the Company. Because of this, as well as the possibility such an offering may never occur, the transaction that closed on November 8, 2005 should not be deemed to remain open and prevent the Company from filing a registration statement to register the resale of the stock issued on that date and issuable upon exercise of the warrants issued on that date.

We note that it has not been the staff's position that the inclusion of warrants, or the existence of a conversion right, even at a rate that adjusts based on market value, where there has been a meaningful investment (as is the case here), prevents an offering from being "completed." The staff's position has been that the determination of when the offering is completed is made at time the rights are granted. This has also been the staff’s view even when there were rights to participate in an initial public offering, with the issue being whether registered shares could be issued or the transaction had to be done privately, but not whether the original placement was “completed”. Furthermore, the right to participate included here is not dissimilar to participation rights that are common in private placement transactions and may even exist as a matter of law when there are preemptive rights.

SEC COMMENT:

2.         According to your response to comment 1 in our letter dated January 6, 2006, you have already issued the shares being registered in the offering. Throughout your document, however, including the cover page and summary section, you state that you “[a]greed to issue shares of [y]our common stock and warrants . . .” and that you “[a]greed to sell to Iroquois Master Fund . . .” The disclosure appears to suggest that you may not have sold and issued the shares to date. Please revise your disclosure to more clearly state that the shares have already been sold and issued to the selling stockholders and include the date the private placement closed.

COMPANY RESPONSE:
The Form S-3 has been revised as requested.

Selling Stockholders, page 9

SEC COMMENT:

3.          We note your response to comments 2, 3 and 4 in our letter dated January 6, 2006. According to your response, some of the selling shareholders have not yet responded to your inquiry as to whether they are broker-dealers or affiliates of broker dealers and as to the identity of the natural person(s) who have voting or investment power over the securities being registered. Accordingly, we reissue the comments as to those selling shareholders from whom you are awaiting a response.

COMPANY RESPONSE: We have requested the indicated information and have received responses from all selling stockholders. With respect to those selling stockholders which have indicated whether they are broker-dealers or affiliated with broker-dealers, the Form S-3 provides the requested information.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 617-951-2237. Thank you for your attention to this matter.

Sincerely,

/s/ Albert L. Sokol

Albert L. Sokol

Partner

cc:	Kurt Murao, Attorney Advisor
David Mittelman, Branch Chief

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